

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

March 23, 2010

Mr. Joseph Lu
President and Chief Executive Officer
Powin Corporation
6975 SW Sandburg Road, Suite 326
Tigard, OR 97223

Re: Powin Corporation
       Pre-effective Amendment 7 to Registration Statement on Form S-1
       Filed March 23, 2010
       File No. 333-160930

Dear Mr. Lu:

       We reviewed the filing and have the comments below.

Executive Compensation, page 31

1.   Please clarify what you mean in footnote (1) to the stock awards column when you state
       that the value of the stock awards matches the amounts used in the audited financials.

Exhibit 16.1

2.   Please revise to include the letter from your former accountants.

Exhibit 23

3.   Please revise your registration statement to include a consent from your independent
       registered public accounting firm.

Closing

       As appropriate, please amend your filing in response to the comments. You may wish to
provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover
letter tagged as correspondence with your amendment that keys your responses to our comments

and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of each pending registration statement, it should furnish a letter, at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions regarding comments on the financial statements and related matters to Dale A. Welcome, Staff Accountant, at (202) 551-3865 or Patricia A. Armelin, Staff Accountant, at (202) 551-3747. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3397.

Very truly yours,

Jay E. Ingram
Legal Branch Chief

cc: By facsimile to (801) 355-5005 and U.S. Mail
        David M. Rees, Esq.
        Vincent & Rees, L.C.
        175 East 400 South, Suite 610
        Salt Lake City, UT 84106